Höganäs

RECEIVED
2007 MAY 14 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023463

Date/Datum 2 May, 2007

Our ref./Unser Zeichen /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

Encl. Press release / Brazil

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

PRESS RELEASE

Höganäs invests in a new factory for atomising of iron powder in Brazil

Höganäs, through its subsidiary Höganäs Brasil Ltda, has decided to build a new plant in Mogi das Cruzes, São Paulo, for the manufacturing of atomised iron powder. The investment amounts to approximately SEK 50 million.

The strong and growing demand in South America, from both the component and consumable market segments, has led to the decision to increase the manufacturing capacity in Brazil. The new factory will be located within the existing manufacturing complex at Mogi das Cruzes and have a covered area of some 3.000 sq. meters. The state-of-the-art factory is expected to be operational in June 2008 and will double Höganäs' manufacturing capacity of iron powder in Brazil.

"We are working hard to grow the market together with our customers and we are committed to serve them locally. Höganäs decision to increase production capacity through the new factory will enable us to continue to serve the market with customized solutions and reinforce our position in South America.", says Mr. Claudinei Reche, Managing Director, Höganäs Brasil Ltda.

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 2 May 2007

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2006 the turnover was MSEK 5 123 (4 594) and income before tax MSEK 525 (408).
Höganäs is listed on the Nordic Stock Exchange's Mid Cap list.
For further information please visit our website www.hoganas.com

END